INTERNATIONAL
Member of RZB Group

07025973

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

10th August 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 16th July 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations


Raiffeisen
INTERNATIONAL
Member of RZB Group

Semi-Annual Report 2007



Central and Eastern Europe á la carte

In our 2006 annual report, we invited you to discover cuisines of Raiffeisen Bank's home markets. The cover page of this semi-annual report shows grilled scampi with a lemon and olive oil sauce, a favorite dish in Croatia.

Would you like to take a culinary journey to the fascinating world of Central and Eastern Europe? At http://qr022007.ri.co.at under "Culinary Delicacies," you will find background information and selected recipes for specialties from this region.

Survey of Key Data

Raiffeisen International Group *Monetary values in € mn*	**2007**	**2006**	**Change**
Income statement	**1/1 – 30/6**	**1/1 – 30/6**	
Net interest income after provisioning	925.5	664.8	39.2%
Net commission income	572.2	415.6	37.7%
Trading profit	79.3	71.3	11.2%
General administrative expenses	(1,002.7)	(744.2)	34.8%
Profit before tax	606.6	421.0	44.1%
Profit after tax	477.0	333.5	43.0%
Consolidated profit (after minorities)	401.4	289.2	38.8%
Balance sheet	**30/6**	**31/12**	
Loans and advances to banks	8,807	8,202	7.4%
Loans and advances to customers	41,897	35,043	19.6%
Deposits from banks	16,920	13,814	22.5%
Deposits from customers	35,700	33,156	7.7%
Equity (incl. minorities and profit)	4,994	4,590	8.8%
Balance sheet total	62,644	55,867	12.1%
Performance	**1/1 – 30/6**	**1/1–31/12**	
Return on equity (ROE) before tax	26.6%	27.3%[1]	(0.7) PP
Return on equity (ROE) after tax	20.9%	21.0%[1]	(0.1) PP
Consolidated return on equity (after minorities)	20.3%	21.4%[1]	(1.1) PP
Cost/income ratio	57.3%	59.1%	(1.8) PP
Return on assets (ROA) before tax	2.06%	1.90%[1]	0.16 PP
Net provisioning ratio (risk-weighted assets)	0.77%	0.97%	(0.20) PP
Risk/earnings ratio	14.2%	17.5%	(3.3) PP
Regulatory information[2]	**30/6**	**31/12**	
Risk-weighted assets, incl. market risk	44,733	41,052	9.0%
Total own funds	4,585	4,513	1.6%
Own funds requirement	3,579	3,284	9.0%
Excess cover	28.1%	37.5%	(9.4) PP
Core capital ratio (Tier 1), banking book	9.0%	9.8%	(0.8) PP
Core capital ratio (Tier 1), incl. market risk	8.3%	9.0%	(0.7) PP
Own funds ratio	10.2%	11.0%	(0.7) PP
Share data	**30/6**	**30/6**	
Earnings per share in €	2.82	2.03	0.79 €
Price in €	117.70	67.90	73.3%
Semi-annual high (closing price) in €	122.01	78.54	55.3%
Semi-annual low (closing price) in €	98.91	57.80	71.1%
Number of shares outstanding in mn	142.77	142.77	–
Market capitalization	16,804	9,694	73.3%
Resources	**30/6**	**31/12**	
Number of employees on balance sheet date	55,195	52,732	4.7%
Number of business outlets	2,956	2,848	3.8%

1) Excl. one-off effects due to the sales of Raiffeisenbank Ukraine and the stake in Bank TuranAlem.

2) Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB Group is not subject to the Austrian Banking Act.

Highlights

Balance sheet total surpasses € 60 billion

As a result of an increase of about 12 per cent, or € 6.8 billion, the balance sheet total as of 30 June 2007 exceeded € 60 billion for the first time. Lending growth was again the main reason for this increase. Loans and advances to customers rose from the beginning of the year to the reference date by € 6.9 billion to € 41.9 billion. Adjusted for impairment loss provisioning, lending to customers already accounts for 65 per cent of the balance sheet total.

Another best quarterly result

Consolidated profit for the second quarter of 2007 came to € 209 million and is thus – excluding one-off effects from last year – again the best quarterly result in the company's history. It is more than € 16 million above the first quarter of 2007, and 27 per cent, or € 44 million, above the comparable quarter last year. Altogether, consolidated profit amounted to € 401 million in the first half of the year and thus grew by about 39 per cent.

Strong earnings increase in the retail segment

In the first half of 2007, earnings before tax in the *Retail Customers* segment improved by 74 per cent to € 223 million. The increase was due to significantly higher operating income. Net interest income rose by 41 per cent to € 658 million. Net commission income from customer business with private individuals and with small and medium-sized businesses similarly contributed 39 per cent more to segment earnings and amounted to € 363 million.

Contents

Overview of Raiffeisen International

In our opinion Raiffeisen International is one of the leading banking groups in Central and Eastern Europe. The focus of company activities is on retail and corporate business. Altogether, at the end of June 2007, Raiffeisen International's network comprised 17 banks and numerous leasing companies in 16 markets. Furthermore, it has representative offices in the Republic of Moldova and in the Republic of Lithuania. Based on total assets, the network banks are among the top three banks in eight markets and are the market leaders in Albania and Serbia. Raiffeisen International is the leading Western-owned banking group in the entire CIS. As of 30 June 2007, more than 55,000 employees were serving about 12.7 million customers at 2,956 business outlets.

The network banks of Raiffeisen International

As of 30 June 2007	***Balance sheet total in € mn***	***Change****	***Business outlets***	***Number of employees***
Albania, Raiffeisen Bank Sh.a.	*1,834*	*2.9%*	*94*	*1,317*
Belarus, Priorbank, OAO	*969*	*19.8%*	*71*	*1,860*
Bosnia and Herzegovina, Raiffeisen Bank d.d. Bosna i Hercegovina	*1,839*	*15.5%*	*81*	*1,430*
Bulgaria, Raiffeisenbank (Bulgaria) EAD	*2,695*	*10.6%*	*129*	*2,314*
Croatia, Raiffeisenbank Austria d.d.	*4,916*	*6.0%*	*53*	*1,854*
Czech Republic, eBanka, a.s.	*801*	*0.2%*	*61*	*591*
Czech Republic, Raiffeisenbank a.s.	*3,670*	*12.5%*	*55*	*1,639*
Hungary, Raiffeisen Bank Zrt.	*7,072*	*12.3%*	*122*	*2,872*
Kosovo, Raiffeisen Bank Kosovo S.A.	*415*	*11.4%*	*34*	*509*
Poland, Raiffeisen Bank Polska S.A.	*3,720*	*(7.3)%*	*94*	*2,194*
Romania, Raiffeisen Bank S.A.	*4,936*	*6.4%*	*337*	*5,145*
Russia, OAO Impexbank	*1,780*	*(1.4)%*	*199*	*5,397*
Russia, ZAO Raiffeisenbank Austria	*8,153*	*26.2%*	*51*	*2,959*
Serbia, Raiffeisen banka a.d.	*2,194*	*(0.5)%*	*77*	*1,877*
Slovakia, Tatra banka, a.s.	*6,338*	*4.7%*	*147*	*3,379*
Slovenia, Raiffeisen Krekova banka d.d.	*984*	*2.7%*	*14*	*353*
Ukraine, VAT Raiffeisen Bank Aval	*5,299*	*23.7%*	*1,278*	*17,638*
Subtotal, network banks	***57,614***	***9.9%***	***2,897***	***53,328***
Raiffeisen-Leasing International (subgroup)	*3,694*	*19.0%*	*53*	*1,393*
Other / consolidation	*1,336*	*275.5%*	*6*	*474*
Total, Raiffeisen International	***62,644***	***12.1%***	***2,956***	***55,195***

*Changes versus 31 December 2006. Growth in local currencies differs due to euro exchange rates.

Raiffeisen International is listed on the Vienna Stock Exchange. With a 70 per cent stake, Raiffeisen Zentralbank Österreich AG (RZB) is the main shareholder; the remaining 30 per cent is in free float. With a balance sheet total of € 115.6 billion as of 31 December 2006, RZB is Austria's third largest bank and the central institution of Raiffeisen Bankengruppe (RBG), the largest banking group in Austria.

The Share of Raiffeisen International

Clear upward trend in the second half of the quarter

After price declines on international share markets in the first quarter, sentiment improved appreciably in the beginning of the second quarter, due to a generally satisfactory reporting season. US companies, in particular, accounted for unexpectedly high earnings. This positive sentiment was also supported by the renewed good development of economic indicators in the United States. While the ATX, Austria's most important share index increased slightly, the Raiffeisen International share, which started the second quarter at a price of € 105.38, initially moved sideways.

In May, however, global economic optimism set in, based on favorable indicators in the United States and the euro zone, subsequently Raiffeisen International benefited with a discernible upward trend. However, widespread fears of rising interest rates worldwide impeded that progress and caused a certain amount of volatility. In particular, the European Central Bank fueled debate with hints of further interest rate hikes. On June 20, 2007, the positive trend nevertheless peaked at an intraday all-time high for Raiffeisen International share of € 123.40. The price of Raiffeisen International share at the end of the quarter was € 117.70, which yielded a price gain of € 12.32, or nearly 12 per cent, from the beginning of April to the end of June. That significantly surpassed the ATX's performance of just under 5 per cent. Raiffeisen International share thus also clearly outperformed other major indices* of leading share exchanges, whose advances on average were of similar magnitude.

Price performance compared with ATX and DJ EURO STOXX Banks



Emissionskurs von € 32,50 = Indexbasis
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Raiffeisen International
ATX (relativ zu RI)
DJ EURO STOXX Banks (relativ zu RI)

Outstanding increase of shareholder value

Due to a very positive share price performance in recent years, Raiffeisen International has offered shareholders considerable value enhancement. This value gain helped it rank third for 2007 in an Austria-wide shareholder value test. The decisive factors for this success were Raiffeisen International's high scores for the following criteria: return on equity, investor return, and a growth factor calculated from change in revenue and long-term assets.

* Compare DJ EURO STOXX, NASDAQ Composite, Nikkei 225

Annual General Meeting also on the internet

On 5 June 2007, Raiffeisen International held its second Annual General Meeting since the IPO at the Austria Center Vienna. While about 600 persons attended the event locally, interested parties worldwide had the opportunity to follow the Supervisory Board Chairman's opening remarks and the presentations by Managing Board members live on the internet. This webcast is available on Raiffeisen International's website at www.ri.co.at → Investor Relations → Events → Annual General Meeting 2007. The dividend proposal of € 0.71 per share for 2006 was adopted by a clear majority at the Annual General Meeting. With 142.7 million shares outstanding, the total dividend payout thus amounts to about € 101.4 million.

Share data details

Closing price on 30 June 2007	*€ 117.70*
High/low (closing prices) in Q2 2007	*€ 122.01 / € 100.40*
Earnings per share for the first half of 2007	*€ 2.82*
Market capitalization as of 30 June 2007	*€ 16.8 billion*
Average daily trading volume (single counting) in Q2 2007	*303,969 shares*
Share exchange turnover (single counting) in Q2 2007	*€ 1,963 billion*
Free float	*30%*

ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)* *RIBH AV (Bloomberg)* *RIBH.VI (Reuters)*
Market segment	*Prime Market*
Issue price per share (25 April 2005)	*€ 32.50*
Number of shares outstanding	*142,770,000*

IR contact information

Website: www.ri.co.at → Investor Relations
E-mail: investor.relations@ri.co.at
Phone: +43 (1) 71 707 2089
Fax: +43 (1) 71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Record earnings again

In the first half of 2007, Raiffeisen International's *consolidated profit* increased by about 39 per cent, or € 112 million, to € 401 million compared with the first half of 2006. This growth is almost entirely due to operating business. *Net interest income* gained momentum in the second quarter compared with the first quarter and increased by 37 per cent on the first half of 2006 to € 1,079 million as of 30 June 2007. *Net commission income* registered a plus of 38 per cent and came to € 572 million as of 30 June 2007.

Raiffeisen International's business year in 2006 was influenced by two one-off effects – arising from the sales of Raiffeisenbank Ukraine and the stake in Bank TuranAlem – with a total positive impact on the full year consolidated profit of € 588 million. To facilitate comparison of the first half of 2007 with last year, these one-off effects are not included in the comparable figures for 2006.

Furthermore, changes in the scope of consolidation – the acquisitions of Impexbank in the second quarter of 2006, and eBanka in the fourth quarter of 2006 and the disposal of Raiffeisenbank Ukraine in the fourth quarter of 2006 – had an impact on earnings components. At the beginning of 2007, three asset management companies in Croatia, Slovakia, and Hungary were also included in the scope of consolidation for the first time because of materiality.

Return on equity remains high at over 26 per cent

Compared with the first quarter, the *return on equity (ROE) before tax* improved slightly in the first half of 2007 to 26.6 per cent. Compared with the full year 2006, when the adjusted ROE amounted to 27.3 per cent, this represents a decline by 0.7 percentage points. The reason for this decline is the very high profit retention due to one-off effects which caused average equity to rise by 40 per cent to € 4,567 million.

The *consolidated ROE (after tax and minorities)* came to 20.3 per cent and was 1.1 percentage points below the value for 2006. *Earnings per share* for the first half of 2007 improved by 39 per cent, or € 0.79, to € 2.82 compared to the same period in 2006.

Cost/income ratio stable at 57 per cent

The *cost/income ratio* came to 57.3 per cent and, similar to the first quarter, was 1.8 percentage points lower than the figure for 2006 of 59.1 per cent. Despite continued high costs for converting systems, the increased number of outlets, and integrating acquisitions in Russia and the Czech Republic, operating income rose more than general administrative expenses did compared with the first half of 2006.

Operating income rose by 36 per cent, or € 465 million, to € 1,751 million compared with the first half of 2006. The main drivers were net commission income, which increased by 38 per cent to € 572 million, and net interest income, which improved by 37 per cent to € 1,079 million. Changes in the scope of consolidation had an impact on operating income of € 30 million.

In the first half of 2007, *general administrative expenses* grew year-on-year by 35 per cent, or € 259 million, to € 1,003 million. Changes in the scope of consolidation are responsible for about € 41 million of the increase. Therefore, just under 30 per cent are the result of organic growth. Staff expenses accounted for about 55 per cent of the increase.

Balance sheet total over € 60 billion for the first time

Raiffeisen International's balance sheet total increased by over 12 per cent in the first half of the year. The balance sheet total rose by € 6.7 billion, from € 55.9 billion to € 62.6 billion.

Lending growth was again mainly responsible for this increase. *Loans and advances to customers* rose by 20 per cent from the beginning of the year to € 41.9 billion on the reference date. Adjusted for impairment loss provisioning, lending to customers accounted for 65 per cent of the balance sheet total. The largest growth of the loan portfolio – in both absolute and relative terms – was recorded in the Group units of the CIS, with a plus of 31 per cent, or € 3.1 billion. Funding was accomplished by means of customer deposits, on the one hand, which grew by 8 per cent to € 35.7 billion, and by borrowing from international commercial banks, on the other. These liabilities to banks increased by 23 per cent to € 16.9 billion.

In the first half of the year, initial consolidations and exchange rate movements only had insignificant effects on business volume, amounting to just under one per cent of growth.

Strong earnings increase in Retail Customers segment

Earnings before tax in the *Retail Customers* segment improved by 74 per cent to € 223 million in the first half of 2007. This increase was due to significantly higher operating income. Net interest income rose by 41 per cent to € 658 million. Net commission income from customer business with private individuals and with small and medium-sized businesses similarly contributed 39 per cent more to segment earnings and amounted to € 363 million. The increase was due to a broader customer base, which partly resulted from the acquisition of Impexbank in the first half of 2006 and associated growth of business volume. The segment's share of total earnings rose to 37 per cent (first half of 2006: 30 per cent). The return on equity came to 29.1 per cent, which represents a plus of 4.0 percentage points. Altogether, the number of customers increased by about 12 per cent compared with 30 June 2006 to 12.7 million.

Compared with the first quarter of 2007, earnings improved again in the *Corporate Customers* segment and were 34 per cent above last year's level, amounting to € 321 million at the end of the first half. That this increase could be achieved despite higher provisioning for impairment losses (plus 34 per cent) was due to improved operating profit. The cost/income ratio improved again by 1.1 percentage points to 34.7 per cent.

At € 92 million, the *Treasury* segment was only slightly below last year's result (minus 4 per cent). That was due to increased general administrative expenses and essentially unchanged operating income.

Detailed review of income statement items

Operating results increased in the first half of 2007, in some cases significantly, compared with the previous quarters. *Quarterly operating profit* amounted to € 392 million, again the best result in the company's history. That is € 98 million above the second quarter of 2006 and € 36 million above the first quarter of 2007. In the first half of 2007, *operating profit* amounted to € 749 million and thus grew by 38 per cent compared with 30 June 2006. Changes in the scope of consolidation had a net negative impact on earnings of € 11 million.

Altogether, *operating income* amounted to € 1,751 million in the period ending 30 June 2007, which represents an increase of 36 per cent, or € 465 million, compared to the same period in 2006. *Net commission income* grew by 38 per cent, or € 157 million, to € 572 million in the first half of the year. Consistently higher income from fees and commissions for nearly all banking products drove that increase. At 37 per cent, growth of *net interest income* was only slightly below that of net commission income. Net interest income rose by € 289 million to € 1,079 million. Interest margins declined slightly year-on-year in Central Europe and Southeastern Europe, while increases were registered in the CIS. Compared with the first half of 2006, *trading profit* rose by 11 per cent, or € 8 million, to € 79 million with varying development of results in the individual business areas and regions. Income from interest-based business increased significantly, while currency-based business declined slightly due to the exchange rate volatility of some CEE currencies and the US dollar.

General administrative expenses rose by 35 per cent to € 1,003 million in the first half of 2007 and thus somewhat less than operating income. The cost/income ratio therefore improved by 1.8 percentage points compared with the full year 2006 and by 0.6 percentage points compared with the first half of 2006, to 57.3 per cent. The share of general administrative expenses attributable to *staff expenses* increased by 2 percentage points to 49 per cent, primarily due to higher staff costs in the CIS.

Operating profit of Raiffeisen International in period comparison

in € mn	***1/1 – 30/6/07***	***Change***	***1/1 – 30/6/06***	***1/1 – 30/6/05***
Net interest income	*1,079*	*36.6%*	*790*	*536*
Net commission income	*572*	*37.7%*	*416*	*280*
Trading profit	*79*	*11.2%*	*71*	*24*
Other operating income	*21*	*128.7%*	*9*	*(1)*
Operating income	***1,751***	***36.2%***	***1,286***	***838***
Staff expenses	*(492)*	*40.9%*	*(349)*	*(244)*
Other administrative expenses	*(406)*	*29.1%*	*(314)*	*(204)*
Depreciation/amortization/write-downs	*(105)*	*29.9%*	*(81)*	*(54)*
General administrative expenses	***(1,003)***	***34.8%***	***(744)***	***(503)***
Operating profit	***748***	***38.2%***	***542***	***336***

Operating income

In the first half of 2007, Raiffeisen International's *operating income* amounted to € 1,751 million an increase of 36 per cent, or € 465 million compared to the same period in 2006.

The Group achieved significant growth of *net interest income*, which rose by 37 per cent from 790 million to € 1,079 million. The increase was thus substantially higher than that of the average balance sheet total, which grew by 26 per cent. Changes in the scope of consolidation had only a minimal impact of minus € 3 million. Net interest income in the Retail Customers segment increased the most on the comparable period of 2006, by € 193 million, or 41 per cent, to € 658 million. Group units in the CIS increased their net interest income the most compared with other geographical markets, by 53 per cent. Growth of net interest income in the other regions was just under 30 per cent. At 3.66 per cent, the interest margin was 3 basis points below that of the comparable period, with margins below last year's figures in Southeastern Europe and Central Europe, in particular. However, interest margins rose by 14 basis points on the first quarter of 2007.

Net commission income also developed positively in the first half of 2007, growing by 38 per cent, or € 157 million, compared with the first half of 2006, to € 572 million. Of the increase, € 37 million were attributable to changes in the scope of consolidation. Development continued to be strongest in the Retail Customers segment. Of € 157 million in total growth, the Retail Customers segment accounted for € 102 million, or two-thirds, due to significantly higher numbers of customers in business with private individuals.

Southeastern Europe registered the strongest increases in the past half-year compared with the other geographical markets. Net commission income in the Southeastern Europe segment rose by 52 per cent to € 173 million. In total, the largest earnings contribution again came from payment transfer business, which increased by 38 per cent to € 247 million. However, income from securities business also developed positively and amounted to € 32 million, which was two-thirds above last year's level.

Structure of operating income



Net commission income
33% (+/-0 PP)
Trading profit
4% (-1 PP)
Others
1% (+1 PP)
Net interest income
62% (+/-0 PP)

The 11 per cent increase in *trading profit* was somewhat lower than that of other operating earnings components; the item rose by € 8 million to € 79 million. Currency development – especially of the US dollar and some CEE currencies – led to a decline of *currency-based business* by € 34 million compared to the same period in 2006. It amounted to € 43 million (minus 43 per cent) at mid-year. On the other hand, earnings from *interest-based business* rose significantly, by € 34 million to € 28 million. That was due to favorable developments on the interest markets, especially in Central Europe and in Russia.

Other operating income amounted to € 21 million. This growth was due to increased operating income from leasing and to the previously mentioned consolidation effects. The first-time inclusion of asset management companies in Slovakia, Hungary, and Croatia, necessary because Group materiality limits were exceeded, yielded gains on the release of negative goodwill from the initial consolidation of € 13 million.

General administrative expenses

General administrative expenses grew by 35 per cent, or € 259 million, to € 1,003 million compared to the same period in 2006, with changes in the scope of consolidation accounting for € 37 million. Excluding these effects, the organic increase in general administrative expenses amounted to 30 per cent, or € 222 million. Despite this significant growth, operating expenses did not increase as much as operating income, which caused the cost/income ratio, a measurement of efficiency, to improve by 0.6 percentage points to 57.3 per cent. Compared with the end of 2006, the ratio decreased by 1.8 percentage points.

Staff expenses, which accounted for 49 per cent of general administrative expenses, grew by 41 per cent, or € 143 million, compared with the first half of 2006 to € 492 million, of which changes in the scope of consolidation accounted for € 21 million. Significant increases of about 68 per cent were registered in the CIS and particularly in Russia, which is partly due to Impexbank, initially consolidated in the second quarter of 2006. The greatest wage pressure is in the CIS.

Structure of general administrative expenses


Other administrative expenses 41% (-1 PP)
Depreciation, amortisation and writedowns 10% (-1 PP)
Staff expenses 49% (+2 PP)

The average number of staff members came to 53,903 in the first half of 2007 and was thus about 17 per cent, or 7,987, higher than in the first half of 2006, with the difference being mainly due to Impexbank, which was initially consolidated in the second quarter of 2006.

Other administrative expenses rose by 29 per cent, or € 92 million, to € 406 million and thus by significantly less than staff expenses. About 13 per cent of the increase is due to changes in the scope of consolidation. Expenses went up in the regions of Central Europe and the CIS by 41 per cent each, while growing by only 19 per cent in Southeastern Europe. Advertising expenses for the support of the bank's market presence registered the highest increase at 60 per cent, followed by legal and consulting expenses at 57 per cent.

On balance, the number of business outlets increased by 108 in the first half of the year. That includes 3 business outlets from the first-time inclusion of the asset management companies, which brings the total number to 2,956. New outlets were opened predominantly in Southeastern Europe, while the number of branches in the CIS was reduced due to location optimization measures.

Depreciation/amortization/write-downs of tangible and intangible fixed assets rose by 30 per cent, or € 24 million, to € 105 million, with changes in the scope of consolidation accounting for about € 5 million. Capital investments in tangible and intangible fixed assets (excluding operating leasing) amounted to € 145 million in the first half of the year, with the share of intangible assets at just under 20 per cent.

Consolidated profit rises by 39 per cent

Compared with the same period last year, *provisioning for impairment losses* rose by 23 per cent, or € 28 million, to € 153 million. Altogether, more than half, or € 81 million, of that provisioning was formed in the CIS, mainly due to the inclusion of the banks acquired there in the last two years. At 21 per cent, the CIS also showed the highest risk/earnings ratio, with provisioning being primarily portfolio-based. Actual defaults (i.e., loans written off as irrecoverable) in this region came to € 11 million in the first half of 2007. Significantly lower risk/earnings ratios were registered in Central Europe at 14 per cent and in Southeastern Europe at 6 per cent.

The overall *risk/earnings ratio* amounted to 14.2 per cent. 63 per cent of all provisioning was formed in the Retail Customers segment, and the rest in Corporate Customers. Last year, Retail Customers had a still somewhat higher share of about two-thirds.

The value of € 7 million shown in the table below for *other net remeasurements* mainly resulted from the sale of *SINESCO Energiaszolgáltató Kft.*, Budapest. This energy production company was sold at the end of March 2007 to *Dalkia Energia Zrt.*, Budapest; the net gain on the deconsolidation amounted to € 11 million.

Consolidated profit of Raiffeisen International in period comparison

in € mn	**1/1 – 30/6/07**	**Change**	**1/1 – 30/6/06**	**1/1 – 30/6/05**
Operating profit	**748**	**38.2%**	**542**	**336**
Provisioning for impairment losses	(153)	22.6%	(125)	(35)
Other net remeasurements	7	63.8%	4	(28)
Profit before tax	**607**	**44.1%**	**421**	**273**
Income tax	(130)	48.1%	(87)	(28)
Profit after tax	**477**	**43.0%**	**334**	**245**
Minority interests	(76)	70.6%	(44)	(19)
Consolidated profit	**401**	**38.8%**	**289**	**226**

Income tax rose by 48 per cent, or € 42 million, to € 130 million, which was a somewhat higher increase than that of earnings before tax at 43 per cent. At 21 per cent, the tax rate was unchanged compared to the same period in 2006. The effective tax rate is the highest in the CIS at about 25 per cent on average, while only amounting to about 13 per cent on average in Southeastern Europe.

This yields an increase of *profit after tax* by 43 per cent to € 477 million, from which *minority interests* are to be subtracted; those concern the minority shareholders who own stakes in various Group units. They are entitled to a total of € 76 million from the profit of the first half of 2007.

Consolidated profit allocable to Raiffeisen International shareholders increased by 39 per cent, or € 112 million, and amounted to € 401 million. About € 11 million of that was due to changes in the scope of consolidation. Dividing profit by the average number of shares outstanding yields earnings per share for the first half of 2007 of € 2.82 (plus € 0.79).

Balance sheet development

In the first half of 2007, Raiffeisen International's balance sheet total increased by 12 per cent, or € 6.8 billion, to € 62.6 billion. Its growth compared with the end of last year was almost entirely organic. The revaluations of some CEE currencies – particularly of the Romanian leu, the Hungarian forint, and the Slovakian koruna – had positive effects of about € 0.5 billion and thus represented significantly less than 1 per cent of the balance sheet total. Growth adjusted for exchange rates amounted to € 6.3 billion.

The segment reports show that the relative shares of the regions changed only slightly compared with the end of 2006. Central Europe accounts for about 40 per cent (as of 31 December 2006: 41 per cent), or € 24.9 billion, of Group assets. The share attributable to the CIS rose from 25 per cent to 28 per cent. In absolute terms, the CIS share amounted to € 17.3 billion. Assets in Southeastern Europe increased to € 20.4 billion; their share of the total decreased from 34 per cent at the end of 2006 to about 32 per cent.

Structure of assets



Securities
11% (-1 PP)
Other assets
10% (-2 PP)
Loans
and advances
to banks
14% (-1 PP)
Loans
and advances
to customers
65% (+4 PP)

Assets

There were slight shifts among balance sheet assets in comparison with the end of 2006. On the asset side, growth of the balance sheet total was again mainly attributable to an increase of loans and advances to customers (net, adjusted for provisioning), which increased by about 20 per cent, or € 6.8 billion, to € 40.9 billion. The share of customer loans to total assets rose by 4 percentage points to 65 per cent. With a plus of 31 per cent, or € 3.2 billion, the CIS shows the highest increase in both relative and absolute terms. The loan portfolio grew by 13 per cent, or € 2.0 billion, in Central Europe and by 18 per cent, or € 1.7 billion, in Southeastern Europe.

Loans and advances to banks rose by 7.4 per cent points to € 8.8 billion. This increase is mainly the result of deposits at central banks, especially in Romania. Their share of total assets declined slightly to 14 per cent.

The share of total assets attributable to securities fell by 1 percentage point to 11 per cent, with varying development of the components. While securities held to maturity declined by about 5 per cent, other financial current assets grew by about 39 per cent, or € 0.4 billion, and securities held for trading purposes increased by 1 per cent.

The share of total assets attributable to other assets was 10 per cent, a decrease of 2 percentage points compared with the end of 2006.

Liabilities and own funds

At the end of the second quarter of 2007, the Group's liabilities and own funds showed hardly any structural changes compared with the end of 2006. With a nearly unchanged share of 57 per cent, deposits from customers remained the dominant item on this side of the balance sheet. Deposits from banks accounted for about 27 per cent of the balance sheet total. The rest was attributable to own funds (10 per cent) and other liabilities (6 per cent).

Structure of liabilities and own funds



Other liabilities
6% (+1 PP)
Own funds
10% (-1 PP)
Deposits
from Banks
27% (+2 PP)
Deposits
from customers
57% (-2 PP)

Compared with the end of 2006, *deposits from customers* rose by about 8 per cent to just under € 35.7 billion. At € 1.1 billion, or 15 per cent, CIS accounted for the largest increase. Deposits from customers in Southeastern Europe and Central Europe grew by 8 per cent and by 4 per cent, respectively. Time deposits from business customers and private individuals increased most strongly in the CIS, with a plus of € 0.5 billion, or 21 per cent.

Deposits from banks grew from the beginning of the year by 22 per cent to € 16.9 billion on the reference date. While a decline was registered in Southeastern Europe, funding transactions increased in the CIS, Central Europe, and the parent company.

The share of the balance sheet total attributable to *own funds*, consisting of equity and subordinated capital, declined by 1 percentage point to 10 per cent since the beginning of the year. The increase of € 389 million is mainly due to the current year's profit. Subordinated capital included in own funds was unchanged at € 1.4 billion.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet rose from the end of December 2006 by 9 per cent, or € 405 million, to € 4,994 million on the reference date. A profit distribution of € 130 million is set against the increase of equity, which resulted from the current year's profit of € 477 million and capital contributions from minority shareholders in various Group units of 19 million. In June 2007, the Annual General Meeting of Raiffeisen International Bank-Holding AG approved a dividend payout of € 0.71 per share, which comes to a total of € 101 million. Minority shareholders of Group units account for the remaining profit distribution. Furthermore, changes in the exchange rates of some CEE currencies and related capital hedge transactions increased equity by € 55 million.

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (BWG)* and is therefore not itself, as a consolidated group, subject to the requirements of that statute. The following consolidated figures have been calculated according to the provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Regulatory own funds rose by € 72 million to € 4,585 million. That does not include the reporting year's current profit, which cannot be taken into account yet because of statutory regulations in force in Austria. Core capital (Tier 1) grew slightly, by € 20 million to € 3,725 million. Own funds also include eligible subordinated capital (Tier 2), which amounted to € 844 million (plus € 36 million) as of 30 June 2007. Eligible short-term subordinated capital (Tier 3) increased slightly by € 15 million to € 39 million. Set against own funds is a regulatory own funds requirement of € 3,579 million, which represents excess cover of more than 28 per cent.

Risk management

A bank's ability to capture and measure risks comprehensively and to monitor and manage them in real time is a decisive competitive factor. To ensure the Group's long-term success and permit selective growth in the relevant markets, Raiffeisen International's risk management and risk controlling activities aim to ensure careful handling and professional management of credit, country, market, liquidity, and operational risks.

Raiffeisen International is exposed to all those types of risks in the framework of its business activity and in connection with the launch and subsequent establishment of financial products and services. The CEE region is distinguished by strong economic growth compared with established markets, but that may also be associated with higher volatility. At the time when this report was produced, Raiffeisen International knew of no risks of unusual extent.

Outlook and Targets

We expect our corporate customer business to make the largest contribution to overall profit again in 2007. We intend to intensify the focus on the mid-market segment this year. The focus within the fast developing retail division will be on further expansion of our network of branch offices, the development of alternative distribution channels and the accelerated sale of asset management and insurance products.

For 2007 we target a consolidated profit of at least € 750 million.

For the period to 2009, we target annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

For the year 2009, we have set ourselves the goal to achieve a return on equity (ROE) before tax of more than 25 per cent, a cost/income ratio of below 58 per cent and a risk/earnings ratio of about 15 per cent.

Capital measures

To further strengthen our capital base to support additional growth, we are currently evaluating the possibility of a capital increase. Depending on prevailing market conditions, a capital increase could be implemented within the next six months.

Segment Reports

Classification of segments

Raiffeisen International classifies its business primarily according to customer groups:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

Our secondary classification of segments for reporting is made according to regional aspects. The location of the respective business outlets is the basis of segment assignment:

- ***Central Europe*** (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- ***South East Europe*** (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- ***Commonwealth of Independent States*** (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

You will find a detailed description of the individual segments beginning on page 30. The figures stated are derived from the financial statements prepared according to the *International Financial Reporting Standards* (IFRS) underlying the consolidated financial statements. Divergences from locally published data are possible. Persons from the head office are added pro rata in the staff figures presented below.

Highest earnings contribution from Southeastern Europe

Southeastern Europe registered by far the largest increase of profit before tax, with a plus of € 90 million to € 220 million. This increase is due to high cost efficiency in the region and low new allocations to provisioning for impairment losses.

Earnings also increased significantly in the other segments. In Central Europe, earnings before tax grew by 41 per cent, or € 61 million, to € 212 million. In the CIS, strong organic balance sheet growth as well as the integration of Impexbank, which was consolidated for the first time in the second quarter of 2006, was primarily responsible for an earnings increase of 25 per cent, or € 34 million. Profit before tax reached € 174 million.

The largest part of consolidated profit before tax came for the first time from Group units in Southeastern Europe, with a share of 36 per cent (plus 5 percentage points). Central Europe was the second-largest earnings source with a 35 per cent share. The CIS accounted for 29 per cent of earnings.

The shares of balance sheet assets attributable to the individual regional segments remained unchanged in comparison with June 2006. The balance sheet assets of Central Europe continue to dominate with a 40 per cent share of Group assets. That region is followed by Southeastern Europe with 32 per cent, and the CIS with 28 per cent.

Segment shares of profit before tax (compared with 1/1 – 30/6/2006)


CIS
29% (-4 PP)
Central Europe
35% (-1 PP)
Southeastern
Europe
36% (+5 PP)

Segment shares of assets (compared with 30/6/2006)


CIS
28% (+1 PP)
Central Europe
40% (+/-0 PP)
Southeastern
Europe
32% (-1 PP)

Central Europe

in € mn	***1/1 – 30/6/07***	***1/1 – 30/6/06***	***Change***
Net interest income	*369*	*284*	*29.9%*
Provisioning for impairment losses	*(52)*	*(39)*	*31.7%*
Net interest income after provisioning	***318***	***245***	***29.6%***
Net commission income	*222*	*165*	*34.5%*
Trading profit	*38*	*1*	*>500.0%*
Net income (loss) from financial investments	*(8)*	*(1)*	*–*
General administrative expenses	*(378)*	*(270)*	*40.0%*
Other operating profit	*9*	*12*	*(19.6)%*
Income from disposal of group assets	*12*	*–*	*–*
Profit before tax	***212***	***151***	***40.6%***
Share of profit before tax	*35.0%*	*35.8%*	*(0.9) PP*
*Total assets**	*24,905*	*18,379*	*35.5%*
*Risk-weighted assets (including market risk)***	*18,250*	*14,012*	*30.2%*
Average number of staff	*11,742*	*9,820*	*19.6%*
*Business outlets**	*528*	*425*	*24.2%*
Cost/income ratio	*59.4%*	*58.8%*	*0.6 PP*
Average equity	*1,906*	*1,415*	*34.7%*
Return on equity (before tax)	***22.3%***	***21.3%***	***0.9 PP***

** Reference date value as of 30 June ** Reference date value as of 30 June. The figure for 31 March 2007 has been adjusted to € 17,666 million.*

In Central Europe, earnings developed dynamically in the first half of 2007. A considerable increase of *profit before tax* by € 61 million, or 41 per cent, was registered on the comparable period last year. That plus also included two special effects. The initial consolidation of asset management units in Slovakia and Hungary yielded income of € 9 million. In addition, in Hungary, 100 per cent of the shares in Budapest-based *SINESCO Energiaszolgáltató Kft.*, a Group unit operating in the energy sector, were sold. The net gain resulting from the deconsolidation amounted to € 11 million.

The return on equity before tax for Central Europe was 22.3 per cent and improved slightly, partly because of special effects, by 0.9 percentage points.

Group assets attributable to the region rose on the preceding year by 36 per cent, or € 6.6 billion, to € 24.9 billion. The volume increase was thus slightly higher than *net interest income*, which grew by 30 per cent to € 369 million. The net interest margin decreased by 13 basis points to 3.07 per cent compared to the same period in 2006.

Provisioning for impairment losses rose by 32 per cent to € 52 million. The increase was due to new allocations to portfolio-based provisioning in some countries. At 14.0 per cent in the first half of the year, the risk/earnings ratio was almost unchanged compared to the same period in 2006.

Net commission income rose by € 57 million to € 222 million. This dynamic growth was based on continuous increases in transaction volumes, especially in the area of payment transfers and in securities business. The first-time consolidation of the asset management units brought an increase of € 7 million.

Trading profit in Central Europe amounted to € 38 million. The increase of € 37 million was mainly due to an improved result in interest-based business (influenced by rising interest rates in some CE countries) and to income from currency-based business.

General administrative expenses attributable to Central Europe were € 378 million, an increase of 40 per cent, or € 108 million compared to the same period in 2006. This increase is the result of the increase in the number of staff members in Central Europe, the consolidation of eBanka in the fourth quarter of 2006, and the implementation of various projects in the area of information technology. Due to this increase, the cost/income ratio in Central Europe rose by 0.6 percentage points to 59.4 per cent. The average number of staff members increased by 20 per cent to 11,742, and the number of business outlets in Central Europe increased by 24 per cent, or 103, to 528, to which eBanka contributed 61 branches. The integration of eBanka is proceeding as planned and is to be concluded by the end of 2008.

Southeastern Europe

in € mn	***1/1 – 30/6/07***	***1/1 – 30/6/06***	***Change***
Net interest income	*326*	*255*	*28.0%*
Provisioning for impairment losses	*(20)*	*(35)*	*(41.8)%*
Net interest income after provisioning	***306***	***220***	***39.2%***
Net commission income	*173*	*114*	*52.0%*
Trading profit	*21*	*23*	*(6.5)%*
Net income from financial investments	*1*	*0*	*302.6%*
General administrative expenses	*(298)*	*(231)*	*29.1%*
Other operating profit	*17*	*4*	*292.0%*
Profit before tax	***220***	***130***	***69.1%***
Share of profit before tax	*36.3%*	*30.9%*	*5.4 PP*
*Total assets**	*20,423*	*15,333*	*33.2%*
*Risk-weighted assets (including market risk)***	*13,609*	*11,051*	*23.1%*
Average number of staff	*14,189*	*12,152*	*16.8%*
*Business outlets**	*821*	*619*	*32.6%*
Cost/income ratio	*55.4%*	*58.3%*	*(2.9) PP*
Average equity	*1,357*	*1,036*	*31.0%*
Return on equity (before tax)	***32.4%***	***25.1%***	***7.3 PP***

** Reference date value as of 30 June* *** Reference date value as of 30 June. The figure for 31 March 2007 has been adjusted to € 13,129 million.*

Southeastern Europe registered very strong earnings growth in the first half of 2007. Due to a favorable market environment and the good market positioning of Group units in this region, *profit before tax* rose by 69 per cent to € 220 million. The *return on equity before tax* also improved significantly to 32.4 per cent compared to 25.1 per cent for the same period in 2006.

Net interest income grew by 28 per cent, or € 71 million, to € 326 million. While total assets rose by more than 33 per cent in comparison to 30 June 2006, the net interest margin in the region fell by 16 basis points to 3.34 per cent.

Provisioning for impairment losses developed positively in the first half of 2007. Despite increased business volume, the provisioning required was 42 per cent, or € 15 million, lower than in the comparable period last year and therefore decreased to € 20 million. A reduction of provisions was possible in Croatia and in Bulgaria due to the solid customer base. That resulted in a substantial decline of the risk/earnings ratio from 13.7 to 6.3 per cent.

Net commission income grew substantially from € 114 million to € 173 million, with the largest increases achieved in Romania, Bulgaria, and Albania. The most important earnings sources were payment transfer business at € 74 million, and the foreign exchange and notes and coins business at € 36 million.

Southeastern Europe registered a *trading profit* of € 21 million. The result is based almost entirely on currency-related business and was 7 per cent below the level in the same period in 2006.

Development of *general administrative expenses*, which rose by 29 per cent to € 298 million, continues to be affected by expansion of the business outlet network (which increased by 33 per cent from 619 to 821 outlets). That involved increases of depreciation for capital investments in branches (plus 31 per cent) and of general administrative expenses (plus 27 per cent). The average number of staff members grew by 2,037 to 14,189, with staff expenses rising by 26 per cent. The cost/income ratio improved by 2.9 percentage points to 55.4 per cent.

The inclusion of *Raiffeisen Invest d.o.o.*, an asset management company in Croatia, resulted in income from initial consolidation of € 4 million. *Other operating profit*, which increased from € 4 million to € 17 million, continued to be positively influenced by higher income from operating leasing business in the region.

CIS

in € mn	**1/1 – 30/6/07**	**1/1 – 30/6/06**	**Change**
Net interest income	383	251	52.8%
Provisioning for impairment losses	(81)	(51)	59.9%
Net interest income after provisioning	**302**	**200**	**51.0%**
Net commission income	177	137	29.6%
Trading profit	20	48	(57.1)%
Net income from financial investments	0	0	–
General administrative expenses	(327)	(243)	34.3%
Other operating profit (loss)	(1)	(1)	81.2%
Income from disposal of group assets	3	–	–
Profit before tax	**174**	**140**	**24.6%**
Share of profit before tax	28.8%	33.3%	(4.5) PP
*Total assets**	17,316	12,627	37.1%
*Risk-weighted assets (including market risk)***	12,874	10,452	23.2%
Average number of staff	27,972	23,944	16.8%
*Business outlets**	1,607	1,682	(4.5)%
Cost/income ratio	56.6%	56.5%	0.2 PP
Average equity	1,303	822	58.5%
Return on equity (before tax)	**26.8%**	**34.1%**	**(7.3) PP**

* *Reference date value as of 30 June* ** *Reference date value as of 30 June. The figure for31 March 2007 has been adjusted to € 12,283 million.*

In the CIS, profit before tax rose in the first half of 2007 by nearly 25 per cent, or € 34 million, compared with the first half of 2006 and amounted to € 174 million, despite the deconsolidation of Raiffeisenbank Ukraine and a one-off positive remeasurement last year. Because of a significantly increased equity base (plus 59 per cent), the return on equity fell by 7.3 percentage points to 26.8 per cent. That is due to the absence of Raiffeisenbank Ukraine, which did not require a significant amount of capital. Higher new allocation to portfolio-based provisioning also affected the CIS result. The region's earnings contribution thus also declined from 33 per cent to 29 per cent. Regarding operating profit development, it should be noted that Impexbank was only included in consolidation for two months in the first half of 2006.

Net interest income amounted to € 383 million in the first half of 2007, an increase of 53 per cent, or € 132 million. The region's net interest income was the highest of all segments. It thus developed more dynamically than the region's balance sheet assets, which rose by € 4.7 billion to € 17.3 billion. As a result, the net interest margin improved by 18 basis points to 4.86 per cent compared to the same period in 2006.

Provisioning for impairment losses were raised from € 51 million to € 81 million. The increase of 60 per cent is a result of the strong expansion of business volume in both the Retail Customers and Corporate Customers segments and is largely attributable to the two Group units in Russia. The share of portfolio-based provisions on the balance sheet in the CIS amounted to just under 50 per cent. The risk/earnings ratio was 21.2 per cent, and the coverage ratio (provisioning to non-performing loans) remained high at about 178 per cent.

Net commission income increased by € 40 million to € 177 million. The most important product areas for net commission income were payment transfers at € 102 million and the foreign exchange and notes and coins business, which contributed a further € 45 million.

Trading profit fell from € 48 million to € 20 million. While interest-based transactions improved by € 9 million to € 11 million, earnings from currency-based business declined by € 36 million. That is largely due to a foreign exchange position entered into in connection with the acquisition of Impexbank, which led to a one-off positive remeasurement in the previous year.

Like operating income, *general administrative expenses* were significantly above the comparable period last year with an increase of 34 per cent, or € 84 million, to € 327 million. That was due to higher staff expenses, especially in Russia, resulting in part from the inclusion of Impexbank in the second quarter of 2006. At the same time, the region's other administrative expenses and depreciation for capital investments in branches were the lowest of the three segments.

The region's cost/income ratio was nearly unchanged at 56.6 per cent despite the strong retail emphasis of Raiffeisen Bank Aval and Impexbank. The average number of staff members grew by 4,027 to 27,972, largely due to acquisitions, with the result that the region has by far the most staff members among Raiffeisen International's segments.

Consolidated Financial Statements

(Interim report as of 30 June 2007)

Income statement

in € mn	Notes	1/1 – 30/6 2007	1/1 – 30/6 2006	Change
Interest income		2,045.0	1,425.6	46.8%
Interest expenses		(966.2)	(635.8)	52.0%
Net interest income	(2)	**1,078.8**	**789.8**	**36.6%**
Provisioning for impairment losses	(3)	(153.3)	(125.0)	22.6%
Net interest income after provisioning		**925.5**	**664.8**	**39.2%**
Commission income		671.6	490.3	37.0%
Commission expense		(99.4)	(74.8)	33.0%
Net commission income	(4)	**572.2**	**415.6**	**37.7%**
Trading profit	(5)	79.3	71.3	11.2%
Net income from financial investments and current financial assets	(6)	(7.2)	(1.7)	320.5%
General administrative expenses	(7)	(1,002.7)	(744.2)	34.8%
Other operating profit/loss	(8)	25.1	15.2	64.6%
Income from disposal of group assets	(8)	14.3	-	-
Profit before tax		**606.6**	**421.0**	**44.1%**
Income taxes		(129.6)	(87.5)	48.1%
Profit after tax		**477.0**	**333.5**	**43.0%**
Minority interests		(75.6)	(44.3)	70.6%
Consolidated profit		**401.4**	**289.2**	**38.8%**

in €	1/1 – 30/6 2007	1/1 – 30/6 2006	Change
Earnings per share	**2.82**	**2.03**	**0.79**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 30 June 2007, the number of common shares outstanding was 142.2 million compared with 142.8 million as of 30 June 2006.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit development

Quarterly results

in € mn	Q3/2006	Q4/2006	Q1/2007	Q2/2007
Net interest income	460.9	513.1	505.0	573.8
Provisioning for impairment losses	(104.3)	(79.6)	(75.9)	(77.4)
Net interest income after provisioning	**356.6**	**433.6**	**429.1**	**496.4**
Net commission income	245.4	272.4	275.1	297.2
Trading profit	40.5	63.0	35.6	43.7
Net income from financial investments and current financial assets	100.8	4.1	0.8	(8.0)
General administrative expense	(412.2)	(537.3)	(476.5)	(526.2)
Other operating profit/loss	0.4	(15.2)	14.3	10.8
Income from disposal of group assets	-	506.6	14.1	0.2
Profit before tax	**331.5**	**727.0**	**292.5**	**314.1**
Income taxes	(53.7)	(64.0)	(61.7)	(67.9)
Profit after tax	**277.8**	**663.0**	**230.8**	**246.3**
Minority interests	(27.7)	(20.2)	(38.2)	(37.4)
Consolidated profit	**250.1**	**642.8**	**192.6**	**208.8**

in € mn	Q3/2005	Q4/2005	Q1/2005	Q2/2006
Net interest income	305.5	361.0	378.2	411.6
Provisioning for impairment losses	(56.1)	(47.7)	(55.4)	(69.6)
Net interest income after provisioning	**249.4**	**313.2**	**322.8**	**342.0**
Net commission income	150.9	175.5	185.0	230.6
Trading profit	24.7	52.7	29.9	41.4
Net income from financial investments and current financial assets	1.9	6.2	(1.9)	0.2
General administrative expense	(280.2)	(379.7)	(347.5)	(396.6)
Other operating profit/loss	(3.6)	(15.7)	5.7	9.6
Profit before tax	**143.1**	**152.1**	**193.9**	**227.2**
Income taxes	(29.3)	(27.5)	(42.4)	(45.1)
Profit after tax	**113.8**	**124.7**	**151.5**	**182.1**
Minority interests	(20.6)	(21.4)	(27.2)	(17.1)
Consolidated profit	**93.2**	**103.3**	**124.2**	**165.0**

Balance sheet

Assets in € mn	**Notes**	**30/6 2007**	**31/12 2006**	**Change**
Cash reserve		2,979	4,064	(26.7)%
Loans and advances to banks	(9)	8,807	8,202	7.4%
Loans and advances to customers	(10)	41,897	35,043	19.6%
Impairment losses on loans and advances	(11)	(968)	(872)	11.0%
Trading assets	(12)	2,714	2,684	1.1%
Other current financial assets	(13)	1,382	995	38.9%
Financial investments	(14)	2,660	2,787	(4.6)%
Intangible fixed assets	(15)	1,213	1,221	(0.6)%
Tangible fixed assets	(16)	1,051	1,056	(0.4)%
Other assets	(17)	908	688	32.1%
Total assets		**62,644**	**55,867**	**12.1%**

Equity and liabilities in € mn	**Notes**	**30/6 2007**	**31/12 2006**	**Change**
Deposits from banks	(18)	16,920	13,814	22.5%
Deposits from customers	(19)	35,700	33,156	7.7%
Liabilities evidenced by paper	(20)	1,949	1,422	37.1%
Provisions for liabilities and charges	(21)	256	218	17.8%
Trading liabilities	(22)	423	486	(12.9)%
Other liabilities	(23)	1,001	766	30.7%
Subordinated capital	(24)	1,400	1,416	(1.1)%
Equity	(25)	4,988	4,590	8.7%
Consolidated equity		3,909	2,804	39.4%
Consolidated profit		401	1,182	(66.0)%
Minority interests		684	604	13.3%
Total equity and liabilities		**62,644**	**55,867**	**12.1%**

Statement of changes in equity

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2007	**434**	**1,390**	**980**	**1,182**	**604**	**4,590**
Capital increases	-	-	-	-	19	19
Transferred to retained earnings	-	-	1,081	(1,081)	-	-
Dividend payments	-	-	-	(101)	(29)	(130)
Profit after tax	-	-	-	401	76	477
Exchange differences	-	-	23	-	3	25
Capital hedge	-	-	30	-	-	30
Own shares/share incentive program	(1)	(11)	-	-	-	(12)
Other changes	-	-	(16)	-	11	(5)
Equity as of 30/6/2007	**433**	**1,379**	**2,097**	**401**	**684**	**4,994**

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2006	**434**	**1,396**	**589**	**382**	**475**	**3,276**
Capital increases	-	-	-	-	75	75
Transferred to retained earnings	-	-	318	(318)	-	-
Dividend payments	-	-	-	(64)	(46)	(110)
Profit after tax	-	-	-	289	44	333
Exchange differences	-	-	(121)	-	(14)	(135)
Capital hedge	-	-	98	-	-	98
Own shares/share incentive program	(1)	(8)	-	-	-	(9)
Other changes	-	-	8	-	(12)	(4)
Equity as of 30/6/2006	**433**	**1,388**	**892**	**289**	**522**	**3,524**

The total nominal share capital of *Raiffeisen International Bank-Holding AG* as stated in its Articles of Association amounted to € 434.5 mn.

Cash flow statement

in € mn	***1/1 – 30/6 2007***	***1/1 – 30/6 2006***
Cash and cash equivalents at the end of the previous period	***4,064***	***2,908***
Net cash from operating activities	*(1,039)*	*56*
Net cash from investing activities	*55*	*(420)*
Net cash from financing activities	*(127)*	*541*
Effect of exchange rate changes	*26*	*(7)*
Cash and cash equivalents at the end of period	***2,979***	***3,078***

Notes

Accounting and valuation principles

The consolidated financial statements of Raiffeisen International are prepared in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standards adopted by the EU including the applicable interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)*. The unaudited interim report as of 30 June 2007 is prepared in conformity with IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are applied as in the preparation of the 2006 consolidated financial statements.

IFRS 7 (Disclosure requirements related to financial instruments) is effective for annual periods beginning on or after 1 January 2007. IFRS supersedes IAS 30 (Disclosures in the financial statements of banks and similar financial institutions) and IAS 32 (Financial instruments: Presentation) regarding disclosure requirements. The changes mainly concern the separate dislcosure of valuation categories. In this interim report, valuation categories are disclosed separately.

Balance sheet relating to valuation categories

Assets *in € mn*	***30/6 2007***	***31/12 2006***	***Change***
Cash reserve	***2,979***	***4,064***	***(26.7)%***
Trading assets	***2,775***	***2,719***	***2.1%***
Positive fair values of derivative financial instruments	*435*	*349*	*24.5%*
Shares and other variable-yield securities	*24*	*27*	*(11.1)%*
Bonds, notes and other fixed-interest securities	*2,311*	*2,285*	*1.2%*
Loans held for trading	*6*	*59*	*(90.2)%*
Financial assets at fair value through profit or loss	***1,382***	***995***	***38.9%***
Shares and other variable-yield securities	*40*	*40*	-
Bonds, notes and other fixed-interest securities	*1,343*	*955*	*40.6%*
Available-for-sale financial assets	***8***	***8***	-
Other interests	*8*	*8*	-
Loans and advances to banks	***50,537***	***42,960***	***17.6%***
Loans and advances to banks	*8,807*	*8,202*	*7.4%*
Loans and advances to customers	*41,858*	*34,978*	*19.7%*
Other non-derivative financial assets	*846*	*652*	*29.8%*
Impairment losses on loans and advances	*(968)*	*(872)*	*11.0%*
Held-to-maturity investments	***2,627***	***2,784***	***(5.6)%***
Bonds, notes and other fixed-interest securities	*2,587*	*2,719*	*(4.9)%*
Purchased loans	*40*	*65*	*(38.6)%*
Other assets	***2,329***	***2,336***	***(0.3)%***
Total assets	***62,644***	***55,867***	***12.1%***

Equity and liabilities *in € mn*	***30/6 2007***	***31/12 2006***	***Change***
Deposits from central banks	***165***	***107***	***54.5%***
Trading liabilities	***460***	***505***	***(8.9)%***
Negative fair values of other derivative financial instruments	*372*	*383*	*(3.0)%*
Shortselling of trading assets	*2*	*-*	*-*
Call/time deposits for trading purposes	*86*	*122*	*(29.8)%*
Liabilities	***56,768***	***50,447***	***12.5%***
Deposits from banks	*16,755*	*13,708*	*22.2%*
Deposits from customers	*35,700*	*33,156*	*7.7%*
Liabilities evidenced by paper	*1,949*	*1,422*	*37.1%*
Subordinated capital	*1,400*	*1,416*	*(1.1)%*
Other non-derivative financial liabilities	*965*	*745*	*29.4%*
Provisions for liabilities and charges	***256***	***218***	***17.8%***
Equity	***4,994***	***4,590***	***8.8%***
Total equity and liabilities	***62,637***	***55,867***	***12.1%***

Changes in consolidated group

	Fully consolidated		***Equity method***	
Number of units	***30/6/2007***	***31/12/2006***	***30/6/2007***	***31/12/2006***
As of beginning of period	*105*	*65*	*3*	*3*
Included for the first time in the financial period	*18*	*45*	*–*	*–*
Excluded in the financial period	*(5)*	*(4)*	*–*	*–*
Merged in the financial period	*(1)*	*(1)*	*–*	*–*
As of end of period	***117***	***105***	***3***	***3***

As of 1 January 2007, the following three fund management companies were included in the consolidated financial statements for the first time: *Tatra Asset Management sprav.spol., a.s.*, Bratislava, *Raiffeisen Invest d.o.o.*, Zagreb, *Raiffeisen Investment Fund Management Zrt.*, Budapest.

Furthermore, three insurance broker serving network companies and external customers were consolidated for the first time: *Raiffeisen Insurance Agency Sp.z.o.o*, Warsaw and *Raiffeisen Biztosításközvetítö Kft.*, Budapest, as of 1 January, 2007 and *Raiffeisen Insurance and Reinsurance Broker S.R.L*, Bucharest, as of 1 April, 2007.

As of 1 March 2007 *Perseus Property, s.r.o.*, Prague, a real estate leasing company and Raiffeisen *Equipment Leasing Company Limited by Shares*, Budapest, engaged in equipment leasing were consolidated for the first time. Two Hungarian real estate project leasing companies, *SCT Krautland Ingatlanforgalmazó Kft.*, Budapest and *SCT Milfav Ingatlanfejlesztö és Ingatlanhasznosito Kft.*, Budapest, the holding company – *Negyedik Vagyonkezelö Kft.*, Erd – as well as two real estate leasing companies, *"K-SPV" d.o.o.*, Mostar, and *Real Estate 1 doo*, Belgrade, were included for the first time as of 1 May, 2007.

ROOF Russia S.A. was founded in connection with a securitization of car receivables and therefore consolidated for the first time as of 1 May 2007. As of 1 June, 2007 the following companies were included for the first time: *Harmadik Vagyonkezelö Kft.*,Erd, another asset management company in Hungaria as well as three leasing companies – *RLRE Carina Property, s.r.o.*, Prague, *RLP Csórsz u. Kft*, Budapest, and *SCTS Szentendre Kft.*, Budapest.

In the first quarter 2007, *Raiffeisen Lízing Zrt.*, Budapest, sold its 100 per cent share in *SINESCO Kft.*, Budapest. The company was excluded as of 1 March 2007; result of deconsolidation amounted to € 11.4 mn. Due to the fact that *Raiffeisen Non-Government Pension Fund*, Moscow, became immaterial, the company was excluded from the consolidated group as of 1 January 2007, resulting in a profit of € 2.7 mn.

Moreover, in the second quarter 2007, two subsidiaries of *Raiffeisen-Leasing Real Estate, s.r.o.*, Prague – *RLRE & EUBE OC - TERRONIC I., s.r.o., Prague*, and *RLRE Taurus Property, s.r.o.*, Prague, – were sold, a Hungarian leasing company – *SPC Vagyonkezelö Kft.*, Budapest – was excluded because business ended. Finally a Hungarian leasing company – *Második Ingatlan Vagyonkezelö Kft.*, Budapest – was merged into *Raiffeisen Financial Services Company Zrt.*, Budapest.

Notes to the income statement

(1) Segment reporting

Raiffeisen International primarily divides its business according to the following customer and proprietary business segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and other

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. Retail Customers comprises private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 milllion. The *Treasury* segment includes the Treasury department's proprietary trading as well as investment banking activities, which are only carried out by a few group units. Besides non-banking business, the *Participations and other* segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activitites, including especially those in the parent company *Raiffeisen International Bank-Holding AG*.

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The basis for the classification is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine

(1a) Segment reporting by business segment

1/1 – 30/6/2007 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	361.8	657.9	52.5	6.7	1,078.8
Provisioning for impairment losses	(56.4)	(96.0)	0.0	(0.9)	(153.3)
Net interest income after provisioning	**305.3**	**561.9**	**52.5**	**5.8**	**925.5**
Net commission income	200.4	362.8	5.8	3.3	572.2
Trading profit/loss	4.6	1.8	77.0	(4.0)	79.3
Net income from financial investments and current financial assets	0.8	0.0	(9.7)	1.7	(7.2)
General administrative expenses	(200.0)	(702.7)	(38.1)	(61.9)	(1,002.7)
Other operating profit/loss	9.7	(0.4)	4.1	11.7	25.1
Income from disposal of group assets	-	-	-	14.3	14.3
Profit before tax	**320.8**	**223.3**	**91.5**	**(29.1)**	**606.6**
Risk-weighted assets, incl. market risk	21,107	15,371	4,471	3,783	44,733
Own funds requirement	1,689	1,230	358	303	3,579
Average number of staff	7,929	42,648	1,130	2,046	53,903
Cost/income ratio	34.7%	68.7%	28.2%	-	57.3%
Average equity	2,103	1,536	585	342	4,567
Return on Equity before tax	**30.5%**	**29.1%**	**31.3%**	-	**26.6%**

1/1 – 30/6/2006 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	284.6	465.3	44.4	(4.6)	789.8
Provisioning for impairment losses	(42.0)	(82.8)	(0.0)	(0.2)	(125.0)
Net interest income after provisioning	**242.6**	**382.6**	**44.4**	**(4.8)**	**664.8**
Net commission income	148.5	260.5	(1.5)	8.1	415.6
Trading profit/loss	0.8	2.6	78.1	(10.2)	71.3
Net income from financial investments and current financial assets	(0.4)		(2.9)	1.7	(1.7)
General administrative expense	(156.6)	(521.4)	(28.4)	(37.7)	(744.2)
Other operating profit/loss	3.8	4.2	5.8	1.4	15.2
Profit before tax	**238.7**	**128.4**	**95.5**	**(41.6)**	**421.0**
Risk-weighted assets, incl. market risk	15,754	11,600	5,854	2,305	35,514
Own funds requirement	1,260	928	468	184	2,841
Average number of staff	6,397	36,773	789	1,956	45,916
Cost/income ratio	35.8%	71.2%	23.5%	-	57.9%
Average equity	1,516	1,024	545	189	3,273
Return on Equity before tax	**31.5%**	**25.1%**	**35.1%**	-	**25.7%**

(1b) Segment reporting by region

1/1 – 30/6/2007 in € mn	CE	SEE	CIS	Total
Net interest income	369.4	326.0	383.3	1,078.8
Provisioning for impairment losses	(51.8)	(20.4)	(81.1)	(153.3)
Net interest income after provisioning	**317.6**	**305.6**	**296.1**	**925.5**
Net commission income	221.6	173.3	177.4	572.2
Trading profit	37.7	21.2	20.4	79.3
Net inc. from fin. inv. and current fin. assets	(7.8)	0.6	0.0	(7.2)
General administrative expenses	(377.9)	(297.9)	(326.9)	(1,002.7)
Other operating profit/loss	9.4	17.1	(1.4)	25.1
Income from disposal of group assets	11.6	-	2.7	14.3
Profit before tax	**212.2**	**220.0**	**168.3**	**606.6**
Total assets	24,905	20,423	17,316	62,644
Risk-weighted assets, incl. market risk	18,250	13,609	12,874	44,733
Own funds requirement	1,460	1,089	1,030	3,579
Average number of staff	11,742	14,189	27,972	53,903
Cost/income ratio	59.4%	55.4%	56.6%	57.3%
Average equity	1,906	1,357	1,303	4,567
Return on Equity before tax	**22.3%**	**32.4%**	**26.8%**	**26.6%**

1/1 – 30/6/2006 in € mn	CE	SEE	CIS	Total
Net interest income	284.4	254.7	250.8	789.8
Provisioning for impairment losses	(39.3)	(35.0)	(50.7)	(125.0)
Net interest income after provisioning	**245.0**	**219.6**	**200.1**	**664.8**
Net commission income	164.7	114.0	136.9	415.6
Trading profit	1.0	22.7	47.6	71.3
Net inc. from fin. inv. and current fin. assets	(1.5)	0.1	(0.4)	(1.7)
General administrative expense	(270.0)	(230.7)	(243.4)	(744.2)
Other operating profit/loss	11.6	4.4	(0.8)	15.2
Profit before tax	**150.9**	**130.1**	**140.0**	**421.0**
Total assets	18,379	15,333	12,627	46,339
Risk-weighted assets, incl. market risk	14,012	11,051	10,452	35,514
Own funds requirement	1,121	884	836	2,841
Average number of staff	9,820	12,152	23,944	45,916
Cost/income ratio	58.8%	58.3%	56.5%	57.9%
Average equity	1,415	1,036	822	3,273
Return on Equity before tax	**21.3%**	**25.1%**	**34.1%**	**25.7%**

(2) Net interest income

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Interest income	**2,042.0**	**1,421.4**
from loans and advances to banks	226.3	170.5
from loans and advances to customers	1,589.5	1,057.9
from current financial assets	35.6	25.8
from financial investments	72.8	76.4
from leasing claims	100.8	74.7
from derivative financial instruments (non-trading), net	17.0	16.1
Current income from shareholdings	**1.4**	**1.8**
Interest-like income	**1.6**	**2.4**
Interest and interest-like income, total	**2,045.0**	**1,425.6**
Interest expenses	**(960.9)**	**(634.1)**
on deposits from banks	(328.3)	(240.2)
on deposits from customers	(550.3)	(354.5)
on liabilities evidenced by paper	(43.5)	(22.5)
on subordinated capital	(38.8)	(16.9)
Interest-like expenses	**(5.3)**	**(1.7)**
Interest and interest-like expenses, total	**(966.2)**	**(635.8)**
Net interest income	**1,078.8**	**789.8**

(3) Provisioning for impairment losses

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Individual loan loss provisions	**(79.6)**	**(70.2)**
Allocation to provisions for impairment losses	(210.5)	(197.6)
Release of provisions for impairment losses	148.3	143.2
Direct write-downs	(31.9)	(22.2)
Income received on written-down claims	14.5	6.4
Portfolio-based loan loss provisions	**(74.2)**	**(55.2)**
Allocation to provisions for impairment losses	(158.0)	(94.5)
Release of provisions for impairment losses	83.8	39.3
Gains from the sale of loans	**0.5**	**0.3**
Total	**(153.3)**	**(125.0)**

(4) Net commission income

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Payment transfer business	247.3	179.4
Loan administration and guarantee business	66.9	53.5
Securities business	32.5	19.5
Foreign currency and precious metals business	164.3	126.1
Other banking services	61.2	37.1
Total	**572.2**	**415.6**

(5) Trading profit

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Interest-based transactions	27.9	(6.5)
Currency-based transactions	43.4	77.0
Equity-/index-based transactions	6.3	(1.0)
Other transactions	1.7	1.9
Total	**79.3**	**71.3**

(6) Income from financial investments and current financial assets

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Net income from financial investments	**(0.1)**	**1.4**
Net valuations of financial investments and equity participations	(0.1)	0.1
Net proceeds from sales of financial investments and equity participations	0.0	1.3
Net income from other current financial assets	**(7.1)**	**(3.1)**
Net valuations of other current financial assets	(7.2)	(3.4)
Net proceeds from sales of other current financial assets	0.1	0.3
Total	**(7.2)**	**(1.7)**

(7) General administrative expenses

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Staff expenses	(491.5)	(348.8)
Other administrative expenses	(406.0)	(314.5)
Depreciation on intangible and tangible fixed assets	(105.2)	(80.9)
Total	**(1,002.7)**	**(744.2)**

(8) Other operating profit

in € mn	1/1 – 30/6 2007	1/1 – 30/6 2006
Sales revenues from non-banking activities	24.4	22.4
Expenses arising from non-banking activities	(16.1)	(17.7)
Net result from additional leasing services	(0.5)	0.7
Net result from real estate	1.5	2.9
Net result from operating lease	9.1	5.6
Net result from hedge accounting	0.1	0.2
Net result from other derivative instruments	4.1	5.9
Net proceeds from disposal of tangible and intangible fixed assets	(0.5)	(0.3)
Other taxes	(20.5)	(18.0)
Income from release of negative goodwill	12.8	6.1
Net expense from allocation and release of other provisions	(0.7)	(1.2)
Sundry operating income	33.1	14.2
Sundry operating expenses	(21.7)	(5.5)
Total	**25.1**	**15.2**

The **income from disposal of group assets** amounting to € 14.3 mn consists mainly of the income resulting from the sale of *SINESCO Kft.* totalling € 11.4 mn and the effect of excluding the *Raiffeisen Non-Government Pension Fund* from the consolidated group, which is € 2.7 mn.

Notes to the balance sheet

(9) Loans and advances to banks

in € mn	30/6/2007	31/12/2006
Giro and clearing business	1,022	1,571
Money market business	5,052	5,332
Loans to banks	2,720	1,241
Purchased loans	-	45
Leasing claims	1	1
Claims evidenced by paper	12	13
Total	**8,807**	**8,202**

(10) Loans and advances to customers

in € mn	30/6/2007	31/12/2006
Credit business	24,603	17,615
Money market busines	3,771	7,089
Mortgage loans	10,049	7,382
Purchased loans	744	633
Leasing claims	2,724	2,307
Claims evidenced by paper	6	17
Total	**41,897**	**35,043**

(11) Impairment losses on loans and advances

in € mn	As of 1/1/2007	Change in consolidated group	Allocation*	Release	Usage**	Transfers, Exchange differences	As of 30/6/2007
Individual loan loss provisions	**618**	**-**	**228**	**(148)**	**(40)**	**(1)**	**657**
Loans and advances to customers	574	-	196	(130)	(40)	(1)	599
CE	226	-	77	(45)	(10)	1	249
SEE	152	-	61	(55)	(19)	-	139
CIS	194	-	52	(23)	(11)	(3)	208
Other	2	-	1	-	-	-	3
Off-balance sheet obligations	44	-	32	(18)	-	-	58
Portfolio-based provisions	**304**	**-**	**158**	**(84)**	**-**	**(2)**	**376**
Loans and advances to customers	298	-	155	(82)	-	(2)	369
Off-balance sheet obligations	6	-	3	(2)	-	-	7
Total	**922**	**-**	**386**	**(232)**	**(40)**	**(3)**	**1,033**

* Allocation including direct write-downs and income from written-down claims
** Usage including direct write-downs and income from written-down claims

The following table gives an overview of the credit exposure and its impairments:

30/6/2007 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	8,807	-	-	8,807	-
Sovereigns	807	1	-	806	11
Corporate customers - large	21,628	267	138	21,223	1,442
Corporate customers - small business	4,201	95	11	4,095	301
Retail customers - private individuals	12,565	148	216	12,206	245
Retail customers - small and medium-sized entities	2,586	88	9	2,489	280
Other	110	-	-	110	2
Total	**50,705**	**599**	**369**	**49,737**	**2,281**

31/12/2006 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	8,202	–	–	8,202	–
Sovereigns	870	–	–	870	1
Corporate customers – large	18,019	273	102	17,644	1,326
Corporate customers – small business	3,658	90	11	3,557	190
Retail customers – private individuals	10,299	130	178	9,991	150
Retail customers – small and medium-sized entities	2,114	81	7	2,026	152
Other	82	–	–	82	–
Total	**43,245**	**574**	**298**	**42,373**	**1,819**

(12) Trading assets

in € mn	30/6/2007	31/12/2006
Bonds, notes and other fixed-interest securities	2,311	2,285
Shares and other variable-yield securities	24	25
Positive fair values of derivative financial instruments	373	313
Loans held for trading	6	59
Pledged securities ready to be sold/repledged by transferee	-	2
Total	**2,714**	**2,684**

(13) Other current financial assets

in € mn	30/6/2007	31/12/2006
Bonds, notes and other fixed-interest securities	1,342	955
Shares and other variable-yield securities	37	35
Pledged securities ready to be sold/repledged by transferee	3	5
Total	**1,382**	**995**

(14) Financial investments

in € mn	30/6/2007	31/12/2006
Bonds, notes and other fixed-interest securities	2,588	2,719
Equity participations	72	68
Total	**2,660**	**2,787**

(15) Intangible fixed assets

in € mn	30/6/2007	31/12/2006
Goodwill	835	839
Software	167	166
Other intangible fixed assets	211	216
Total	**1,213**	**1,221**

(16) Tangible fixed assets

in € mn	30/6/2007	31/12/2006
Land and buildings used by the Group for own purposes	494	487
Other land and buildings (investment property)	10	13
Office furniture and equipment as well as other tangible fixed assets	405	451
Leased assets (operating lease)	142	105
Total	**1,051**	**1,056**

(17) Other assets

in € mn	30/6/2007	31/12/2006
Tax assets	96	95
Receivables arising from non-banking activities	41	48
Prepayments and other deferrals	333	243
Positive fair values of derivatives in fair value hedges (IAS 39)	5	6
Positive fair values of banking book derivatives without hedge-accounting	56	30
Any other business	377	266
Total	**908**	**688**

(18) Deposits from banks

in € mn	30/6/2007	31/12/2006
Giro and clearing business	745	981
Money market business	7,012	5,565
Long-term loans	9,163	7,268
Total	**16,920**	**13,814**

(19) Deposits from customers

in € mn	30/6/2007	31/12/2006
Sight deposits	15,228	14,519
Time deposits	19,035	17,309
Savings deposits	1,437	1,328
Total	**35,700**	**33,156**

(20) Liabilities evidenced by paper

in € mn	30/6/2007	31/12/2006
Bonds and notes issued	1,023	843
Money market instruments issued	294	61
Other liabilities evidenced by paper	632	518
Total	**1,949**	**1,422**

(21) Provisions for liabilities and charges

in € mn	30/6/2007	31/12/2006
Taxes	73	61
Contingent liabilities and commitments	65	50
Pending legal issues	35	34
Overdue vacation	26	21
Restructuring	1	3
Others	56	49
Total	**256**	**218**

(22) Trading liabilities

in € mn	30/6/2007	31/12/2006
Negative fair values of derivative financial instruments	335	364
Shortselling of trading assets	2	-
Liabilities from trading activities	86	122
Total	**423**	**486**

(23) Other liabilities

in € mn	30/6/2007	31/12/2006
Liabilities arising from non-banking business	89	79
Accruals and deferred items	199	133
Negative fair values of derivatives in fair value hedges (IAS 39)	3	1
Negative fair values of bankbook derivatives without hedge-accounting	34	20
Any other business	676	533
Total	**1,001**	**766**

(24) Subordinated capital

in € mn	30/6/2007	31/12/2006
Subordinated liabilities	805	821
Supplementary capital	595	595
Total	**1,400**	**1,416**

(25) Equity and minorities

in € mn	30/6/2007	31/12/2006
Consolidated equity	3,909	2,804
Subscribed capital	433	434
Capital reserves	1,379	1,390
Retained earnings	2,097	980
Consolidated profit	401	1,182
Minority interests	684	604
Total	**4,994**	**4,590**

Additional notes

(26) Contingent liabilities and commitments

in € mn	30/6/2007	31/12/2006
Contingent liabilities	4,171	3,676
Commitments	11,119	9,361

(27) Related parties

Transactions with related parties who are natural persons are limited to banking business transactions which are carried out at fair market conditions. Moreover, members of the Managing Board hold shares of Raiffeisen International Bank-Holding AG. This information is published on the homepage of Raiffeisen International.

Further business transactions, especially large banking business transactions with related parties who are natural persons were not concluded in the reporting period.

Transactions with related companies, especially relations to the parent company Raiffeisen Zentralbank Österreich AG, Vienna, as majority shareholder are shown in the tables below:

30/6/2007 in € mn	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
Loans and advances to banks	2,445	31	122	4	-
Loans and advances to customers	-	-	129	-	11
Trading assets	15	-	2	4	2
Equity participations	-	-	39	25	8
Other assets	36	-	3	-	-
Deposits from banks	8,225	97	322	18	10
Deposits from customers	6	-	47	2	34
Liabilities evidenced by paper	37	-	-	-	-
Provisions for liabilities and charges	7	-	-	-	-
Trading liabilities	8	-	-	1	-
Other liabilities	25	-	2	-	-
Subordinated capital	750	-	531	-	-
Guarantees given	301	-	7	-	-

31/12/2006 *in € mn*	***Parent companies***	***Companies with significant influence***	***Affiliated companies***	***Companies valued at-equity***	***Other interests***
Loans and advances to banks	*1,974*	*4*	*13*	*-*	*1*
Loans and advances to customers	*-*	*-*	*145*	*-*	*-*
Trading assets	*16*	*-*	*1*	*-*	*11*
Other current financial assets	*-*	*-*	*-*	*5*	*-*
Equity participations	*-*	*-*	*35*	*25*	*8*
Other assets	*24*	*-*	*2*	*-*	*1*
Deposits from banks	*6,515*	*76*	*337*	*16*	*15*
Deposits from customers	*-*	*-*	*112*	*1*	*4*
Liabilities evidenced by paper	*14*	*-*	*-*	*-*	*-*
Provisions for liabilities and charges	*-*	*-*	*1*	*-*	*-*
Trading liabilities	*12*	*-*	*-*	*1*	*-*
Other liabilities	*27*	*-*	*31*	*-*	*-*
Subordinated capital	*748*	*-*	*503*	*-*	*-*
Guarantees given	*227*	*-*	*-*	*-*	*-*

(28) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich AG, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB Banking Group. They are provided here for information purposes only.

The own funds of Raiffeisen International according to the Austrian Banking Act 1993 (*Bankwesengesetz* 1993 - BWG), as amended, are comprised of as follows:

in € mn	***30/6/2007***	***31/12/2006***
Tier 1 capital (core capital)	*3,725*	*3,705*
Tier 2 capital (additional own funds)	*844*	*808*
Less interests in banks and financial institutions	*(23)*	*(24)*
Eligible own funds	***4,546***	***4,489***
Tier 3 capital (short-term subordinated own funds)	*39*	*24*
Total own funds	***4,585***	***4,513***
Total own funds requirement	***3,579***	***3,284***
Excess own funds	***1,006***	***1,229***
Excess cover ratio	*28.1%*	*37.4%*
Core capital ratio (Tier 1), banking book	*9.0%*	*9.8%*
Core capital ratio (Tier 1), including market risk	*8.3%*	*9.0%*
Own funds ratio	*10.2%*	*11.0%*

The total own funds requirement is as follows:

in € mn	***30/6/2007***	***31/12/2006***
Risk-weighted basis of assessment according to Sec. 22 BWG	*41,399*	*38,002*
of which 8 per cent own funds requirement	*3,312*	*3,040*
Own funds requirement for the trading book according to Sec. 22b (1) BWG	*157*	*137*
Own funds requirement for open currency positions according to Sec. 26 BWG	*110*	*107*
Total own funds requirement	***3,579***	***3,284***

(29) Average number of staff

The average number of staff employed during the reporting period (full-time equivalents) break down as follows:

Full-time equivalents	***1/1 – 30/6 2007***	***1/1 – 30/6 2006***
CE	*11,661*	*9,754*
SEE	*14,125*	*12,096*
CIS	*27,901*	*23,885*
Austria	*216*	*181*
Total	***53,903***	***45,916***

We hereby confirm that the interim financial statements have been prepared in accordance with the applicable accounting standards and to the best of our knowledge fairly represent the consolidated financial condition and profit situation of the companies of the Raiffeisen International Bank-Holding AG group. Furthermore, we confirm that the semi-annual management report fairly represents the financial condition and profit situation based on the information required for interim reports in compliance with IFRS, adopted pursuant to the Regulation 1606/2002/EG.

The Managing Board


Herbert Stepic


Martin Grüll


Aris Bogdaneris


Rainer Franz


Peter Lennkh


Heinz Wiedner

Financial Calendar 2007

25 October	*Start of Quiet Period*
8 November	*Third Quarter Report, Conference Call*

Financial Calendar 2008

27 February	*Start of Quiet Period*
27 March	*Annual Report 2007, Analyst Conference, Conference Call*
24 April	*Start of Quiet Period*
8 May	*First Quarter Report, Conference Call*
10 June	*Annual General Meeting*
18 June	*Ex-Dividend and Dividend Payment Date*
24 July	*Start of Quiet Period*
7 August	*Semi-Annual Report, Conference Call*
23 October	*Start of Quiet Period*
6 November	*Third Quarter Report, Conference Call*

Publication Details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 7 August 2007
Produced in Vienna
Website: www.ri.co.at
This report is also available in German.

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer

Some market participants are inclined to draw claims from statements about expected future development and then assert them in court. The occasionally considerable effects of such action on the company in question and its shareholders have caused many companies to limit their statements about expected future development to the legally required minimum. However, Raiffeisen International does not view its reports only as an obligation, but would also like to use them as an opportunity for open communication. So that we can continue to do that, we emphasize the following: The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainties that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize. We have exercised utmost diligence in the preparation of this report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognizes the German version as the authentic version.

This document is not an offer for sale of securities in the United States or any other jurisdiction. Securities of Raiffeisen International have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration.




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Raiffeisen INTERNATIONAL
Member of RZB Group

ad hoc

09.08.2007

Raiffeisen International: Semi-Annual Report 2007

- Consolidated profit of EUR 401.4 mn up by 38.8% year-on-year (1-6/2006: EUR 289.2 mn)
- Improved ROE before tax of 26.6% compared to 1-6/2006 (25.7%)
- Balance sheet total exceeds EUR 62.6 bn, a plus of 35.2% compared to 30 June 2006 and a gain of 12.1% compared to year-end 2006
- Retail segment contribution of 37% due to strong growth in retail profit (1-6/2006: 30%)
- Cost/income ratio improves from 57.9% to 57.3% year-on-year
- For 2007 we target a consolidated profit of at least EUR 750 million.
- We are currently evaluating the possibility of a capital increase that, depending on prevailing market conditions, could be implemented within the next six months.

Income Statement in EUR mn	**1-6/2006**	**1-6/2007**	**4-6/2007**	**4-6/2006**
Net interest income	1,078.8	789.8	573.8	411.6
Provisioning for impairment losses	(153.3)	(125.0)	(77.4)	(69.6)
Net interest income after provisioning	925.5	664.8	496.4	342.0
Net commission income	572.2	415.6	297.2	230.6
Trading profit	79.3	71.3	43.7	41.4
General administrative expenses	(1,002.7)	(744.2)	(526.2)	(396.6)
Profit before tax	606.6	421.0	314.1	227.2
Profit after tax	477.0	333.5	246.3	182.1
Consolidated profit (after minorities)	401.4	289.2	208.8	165.0
Balance Sheet in EUR mn	**30/06/07**	**31/12/06**		
Equity (incl. minorities and profit)	4,994	4,590		
Balance-sheet total	62,644	55,867		
Bank Specific Information	**30/06/07**	**31/12/06**		
Core capital ratio (Tier 1), banking book	9.0%	9.8%		
Core capital ratio (Tier 1), incl. market risk	8.3%	9.0%		
Own funds ratio	10.2%	11.0%		
Performance	**1-6/2007**	**1-6/2006**		
Return on equity (ROE) before tax	26.6%	25.7%		
Consolidated return on equity	20.3%	20.8%		

Cost/income ratio	57.3%	57.9%		
Risk/earnings ratio	14.2%	15.8%		
Earnings per share in EUR	2.82	2.03		
Resources	**30/06/07**	**31/12/06**		
Number of staff	55,195	52,732		
Business outlets	2,956	2,848		

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. SECURITIES OF RAIFFEISEN INTERNATIONAL HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION.

Raiffeisen INTERNATIONAL
Member of RZB Group

IR Release

Please note the disclaimer at the end of the text!

Vienna, 9 August 2007

Raiffeisen International continues to expand its profits

- **Consolidated profit of 401 million euros up by 39 per cent**
- **Balance sheet total over 60 billion euros for the first time**
- **Earnings per share of 2.82 euros up by 0.79 euros**
- **Another record result for the second quarter of 2007**
- **Return on equity of more than 26 per cent stays on high level**
- **Stable cost/income ratio at 57 per cent**
- **Southeastern Europe generates highest profit contribution**
- **Strong earnings increase of 74 per cent in Retail Customers segment**
- **Largest distribution network of all western banks in CEE**
- **Targeted consolidated profit for 2007 at least 750 million euros**

Raiffeisen International Bank-Holding AG, which is part of the Raiffeisen Zentralbank Österreich AG (RZB) Group, continued its growth during the first half of 2007 and achieved once again the best quarterly result since the Group's inception - excluding last year's one-off effects. **Consolidated profit** (after tax and minorities) rose by 38.8 per cent to 401.4 million euros (first half 2006: 289.2 million euros). **Profit before tax** for the first half of 2007 went up by 44.1 per cent to 606.6 million euros (first half 2006: 421.0 million euros), while **profit after tax** for the first six months of 2007 grew by 43.0 per cent to 477.0 million euros (first half 2006: 333.5 million euros). **Earnings per share** rose from 2.03 euros for the first half of 2006 to 2.82 euros. *(All figures are based on International Financial Reporting Standards (IFRS).)*

Raiffeisen International's business year in 2006 was influenced by two one-off effects - arising from the sales of Raiffeisenbank Ukraine and the stake in Bank TuranAlem - with a total positive impact on the full year consolidated profit of 588 million euros. To facilitate comparison of the first half of 2007 with last year, these one-off effects are not included in the comparison figures for 2006.

Furthermore, changes in the scope of consolidation - the acquisitions of Impexbank in the second quarter of 2006 and eBanka in the fourth quarter of 2006 and the disposal of Raiffeisenbank Ukraine in the fourth quarter of 2006 - had an impact on earnings components. At the beginning of 2007, three asset management companies in Croatia, Slovakia, and Hungary were also included in the scope of consolidation for the first time because of materiality.

Another record result for the second quarter of 2007

Raiffeisen International achieved a **consolidated profit** (after tax and minorities) of 208.8 million for the second quarter of 2007, which is another increase of 16.2 million euros or 8.4 per cent over the record result of the first quarter (first quarter of 2007: 192.6 million euros). Compared to the second quarter of the previous year, consolidated profit was higher by 43.8 million euros or 26.5 per cent (second quarter of 2006: 165.0 million euros).

Herbert Stepic, CEO of Raiffeisen International, commented on the development of business and the result: "The optimization of our structures and our distribution power has been successful. Our continued dynamic growth shows that our customers also appreciate these efforts."

Return on equity of more than 26 per cent stays on high level

Compared with the first quarter, the **return on equity** (ROE) before tax improved slightly in the first half of 2007 to 26.6 per cent. Compared with the full year 2006, when the adjusted ROE amounted to 27.3 per cent, this represents a decline by 0.7 percentage points. The reason for this decline is the very high profit retention due to one-off effects which caused average equity to rise by 40 per cent to 4,567 million euros.

The **consolidated ROE** (after tax and minorities) came to 20.3 per cent and was 1.1 percentage points below the value for 2006.

The **core capital ratio (Tier 1), banking book**, which is of significance for assessing financial strength, amounted to 9.0 per cent (31 December 2006: 9.8 per cent). The **core capital ratio (Tier 1), including market risk**, amounted to 8.3 per cent (31 December 2006: 9.0 per cent).

Significant increases in profit from operating activities

Operating results increased in the first half of 2007, in some cases significantly, compared with the previous quarters. **Quarterly operating profit** amounted to 392 million euros, again the best result in the company's history. That is 98 million euros above the second quarter of 2006 and 36 million euros above the first quarter of 2007. In the first half of 2007, **operating profit** amounted to 749 million euros and thus grew by 38 per cent compared with 30 June 2006. Changes in the scope of consolidation had a net negative impact on earnings of 11 million euros.

Altogether, **operating income** amounted to 1,751 million euros in the period ending 30 June 2007, which represents an increase of 36 per cent, or 465 million euros, compared to the same period in 2006. **Net commission income** grew by 38 per cent, or 157 million euros, to 572 million euros in the first half of the year. Consistently higher income from fees and commissions for nearly all banking products drove that increase. "I am satisfied with the development of our lower-risk commission business. While the share of net commission income in the overall operating income was only 21 per cent in fiscal year 2005, it has reached already 33 per cent in the current business year," said Martin Grüll, CFO of Raiffeisen International.

At 37 per cent, growth of **net interest income** was only slightly below that of net commission income. **Net interest income** rose by 289 million euros to 1,079 million euros. Interest margins declined slightly year-on-year in Central Europe and Southeastern Europe, while an increase of 18 basis points was registered in the CIS. Groupwide, the interest margin went up by 14 basis points compared to this year's first quarter. Compared with the first half of 2006, **trading profit** rose by 11 per cent, or 8 million euros, to 79 million euros with varying development of results in the individual business areas and regions. Income from interest-based business increased significantly, while currency-based business declined slightly due to the exchange rate volatility of some CEE currencies and the US dollar.

Stable cost/income ratio at 57 per cent

General administrative expenses rose by 35 per cent to 1,003 million euros in the first half of 2007 and thus somewhat less than operating income.

The **cost/income ratio** therefore improved by 1.8 percentage points compared with the full year 2006 and by 0.6 percentage points compared with the first half of 2006 to 57.3 per cent. The share of general administrative expenses attributable to staff expenses increased by 2 percentage points to 49 per cent, primarily due to higher staff costs in the CIS.

Balance sheet total over 60 billion euros for the first time

Raiffeisen International's **balance sheet total** increased by over 12 per cent in the first half of the year. The balance sheet total rose by 6.7 billion euros from 55.9 billion euros to 62.6 billion euros.

Lending growth was again mainly responsible for this increase. **Loans and advances to customers** rose by 20 per cent from the beginning of the year to 41.9 billion euros on the reference date. Adjusted for impairment loss provisioning, lending to customers accounted for 65 per cent of the balance sheet total. The largest growth of the loan portfolio – in both absolute and relative terms – was recorded in the Group units of the CIS, with a plus of 31 per cent, or 3.1 billion euros. Funding

was accomplished by means of customer deposits, on the one hand, which grew by 8 per cent to 35.7 billion euros, and by borrowing from international commercial banks, on the other. These liabilities to banks increased by 23 per cent to 16.9 billion euros.

In the first half of the year, initial consolidations and exchange rate movements only had insignificant effects on business volume, amounting to just under one per cent of growth.

Largest distribution network of all western banks in CEE

During the period under review, Raiffeisen International further expanded its already extensive and dense distribution network. The number of business outlets went up by 108 units on balance during the first half of 2007. As a result, they now total 2,956. "On average, we open four new branch offices every week. We plan to open a further approximately 500 outlets by the end of 2009, primarily in Southeastern Europe and the CIS," said Stepic.

Raiffeisen International once again significantly expanded its customer base during the first half of 2007. As compared to year-end 2006, the number of customers went up from 12.1 to 12.7 million.

Segment reporting*

Highest earnings contribution from Southeastern Europe

Southeastern Europe registered by far the largest increase of profit before tax, with a plus of 90 million euros to 220 million euros. This increase is due to high cost efficiency in the region and low new allocations to provisioning for impairment losses. ROE before tax rose from 25.1 per cent for the first half of 2006 to 32.4 per cent for the period under review. At the same time, the cost/income ratio improved from 58.3 per cent to 55.4 per cent.

Earnings also increased significantly in the other segments. In **Central Europe**, earnings before tax grew by 41 per cent, or 61 million euros, to 212 million euros. ROE before tax increased by 0.9 percentage points to 22.3 per cent, and the cost/income ratio went up by 0.6 percentage points to 59.4 per cent.

In the **CIS**, strong organic balance sheet growth as well as the integration of Impexbank, which was consolidated for the first time in the second quarter of 2006, was primarily responsible for an earnings increase of 25 per cent, or 34 million euros; profit before tax reached 174 million euros. ROE before tax was 26.8 per cent (first half of 2006: 34.1 per cent), and the cost/income ratio amounted to 56.6 per cent (first half of 2006: 56.5 per cent).

The largest part of consolidated profit before tax came for the first time from Group units in Southeastern Europe, with a share of 36 per cent (plus 5 percentage points). Central Europe was the second-largest earnings source with a 35 per cent share. The CIS accounted for 29 per cent of earnings.

The shares of balance sheet assets attributable to the individual regional segments remained unchanged in comparison with June 2006. The balance sheet assets of Central Europe continue to dominate with a 40 per cent share of Group assets. That region is followed by Southeastern Europe with 32 per cent, and the CIS with 28 per cent. Compared to year-end 2006, however, the CIS increased its share by 3 percentage points.

Strong earnings increase in Retail Customers segment

Earnings before tax in the **Retail Customers** segment improved by 74 per cent to 223 million euros in the first half of 2007. This increase was due to significantly higher operating income. Net interest income rose by 41 per cent to 658 million euros. Net commission income from customer business with private individuals and with small and medium-sized businesses similarly contributed 39 per cent more to segment earnings and amounted to 363 million euros. The increase was due to a broader customer base, which partly resulted from the acquisition of Impexbank in the first half of 2006 and associated growth of business volume. The segment's share of total earnings rose to 37 per cent (first half of 2006: 30 per cent). The return on equity came to 29.1 per cent, which represents a plus

of 4.0 percentage points.

Compared with the first quarter of 2007, earnings improved again in the **Corporate Customers** segment and were 34 per cent above last year's level, amounting to 321 million euros at the end of the first half. That this increase could be achieved despite higher provisioning for impairment losses (plus 34 per cent) was due to improved operating profit. The cost/income ratio improved again by 1.1 percentage points to 34.7 per cent.

At 92 million euros, the **Treasury** segment was only slightly below last year's result (minus 4 per cent). That was due to increased general administrative expenses and essentially unchanged operating income.

Outlook and Targets

Corporate customer business is again expected to make the largest contribution to overall profit in 2007. Raiffeisen International intends to intensify the focus on the mid-market segment this year. The focus within the fast developing retail division will be on further expansion of the Group's network of branch offices, the development of alternative distribution channels and the accelerated sale of asset management and insurance products.

For 2007, Raiffeisen International targets a consolidated profit of at least 750 million euros.

For the period to 2009, Raiffeisen International targets annual growth of its balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

For the year 2009, the management has set the goal to achieve a return on equity (ROE) before tax of more than 25 per cent, a cost/income ratio of below 58 per cent and a risk/earnings ratio of about 15 per cent.

To further strengthen its capital base to support additional growth, Raiffeisen International is currently evaluating the possibility of a capital increase. Depending on prevailing market conditions, a capital increase could be implemented within the next six months.

**Raiffeisen International segments its business activities by both business fields (Retail Customers, Corporate Customers, Treasury, and Participations and Other) and regions (Central Europe, Southeastern Europe and CIS).*

* * * * *

Raiffeisen International operates the largest banking network in CEE. 18 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, two representative offices and a number of other financial service providers. About 12.7 million customers are attended to through more than 2,950 business outlets. Raiffeisen International is a fully consolidated subsidiary of **Raiffeisen Zentralbank Österreich AG (RZB)**, which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

DISCLAIMER

THIS DOCUMENT SERVES MARKETING PURPOSES AND CONSTITUTES NEITHER AN OFFER TO SELL NOR A SOLICITATION TO BUY ANY SECURITIES. A PUBLIC OFFER BY RAIFFEISEN INTERNATIONAL BANK-HOLDING AG (THE "COMPANY") HAS NOT YET TAKEN PLACE. ANY SECURITIES ORDERS RECEIVED PRIOR TO THE COMMENCEMENT OF THE OFFER PERIOD WILL BE REJECTED. IF AN OFFER IS MADE, A PROSPECTUS APPROVED BY THE AUSTRIAN FINANCIAL MARKET AUTHORITY IN AUSTRIA WILL BE PUBLISHED BY MAKING IT AVAILABLE AT THE COMPANY.

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF SECURITIES IN ANY JURISDICTION WHERE

SUCH AN OFFER IS ILLEGAL. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THESE MATERIALS ARE NOT BEING ISSUED IN THE UNITED STATES AND MAY NOT BE DISTRIBUTED TO U.S. PERSONS OR PUBLICATIONS WITH GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT IS DIRECTED ONLY AT PERSONS (I) WHO ARE OUTSIDE THE UNITED KINGDOM OR (II) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (THE "ORDER") OR (III) WHO FALL WITHIN ARTICLE 49(2) (A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). ANY PERSON WHO IS NOT A RELEVANT PERSON MUST NOT ACT OR RELY ON THIS COMMUNICATION OR ANY OF ITS CONTENTS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

END